UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

First Quarter Results 2026

Azul Reports EBITDA of R$1.7 billion in 1Q26

São Paulo, May 7, 2026 – Azul S.A., “Azul” (B3:AZUL3, OTC:AZLUY), the largest airline in Brazil by number of cities served, announces today its results for the first quarter of 2026 (“1Q26”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

1Q26 Highlights¹	1Q26	1Q25	% Δ
Total operating revenue (R$ million)	5,471.4	5,394.4	1.4%
Operating income (R$ million)	1,045.0	570.6	83.1%,
Operating margin (%)	19.1%	10.6%	+8.5 p.p.
EBITDA (R$ million)	1,699.4	1,385.8	22.6%
EBITDA margin (%)	31.1%	25.7%	+5.4 p.p.
ASK (million)	12,453	12,802	-2.7%
RASK (R$ cents)	43.94	42.14	4.3%
PRASK (R$ cents)	40.54	39.19	3.5%
Yield (R$ cents)	48.40	48.09	0.6%
CASK (R$ cents)	35.55	37.68	-5.7%
Fuel cost per liter (R$)	3.91	4.38	-10.7%

¹ Operating results were adjusted for non-recurring items totaling R$912.8 million in 1Q26. For more information see page 7.

▪	Operating revenue reached a record for a first quarter at R$5.5 billion, a 1.4% year-over-year increase, mainly driven by a healthy demand environment, robust ancillary revenues and the outstanding beyond the-metal performance of our business units.
▪	Capacity decreased 2.7% year-over-year, driven primarily by an 8.9% reduction in international operations. Passenger traffic measured in RPKs stayed flat, while load factor reached a record for a first quarter at 83.8%, 2.3 percentage points higher than in 1Q25.
▪	RASK reached a record for a first quarter at R$43.94 cents in 1Q26, up 4.3% year-over-year. Our business units continued to make meaningful contributions to our revenues, accounting for 23% of RASK in the quarter.
▪	CASK in 1Q26 was R$35.55 cents, a 5.7% reduction compared to 1Q25, primarily driven by the structural cost initiatives implemented during our restructuring process in addition to a 10.7% decrease in fuel price, and the 10.0% average appreciation of the Brazilian real. In 1Q26, productivity measured in ASKs per FTE increased 1.1%, and fuel consumption per ASK dropped 1.8% year-over-year.
▪	1Q26 EBITDA reached record for a first quarter at R$1,699.4 million, increasing 22.6% year-over-year, representing a 31.1% margin. Operating income also reached a record for a first quarter at R$1,045.0 million, increasing 83.1% year-over-year, with a 19.1% margin.
▪	Azul closed the quarter with R$4.7 billion in cash plus receivables, ahead of expectations, and 98.6% above the R$2.3 billion recorded in 1Q25, representing 21.2% of the last twelve months’ revenues. In the quarter, Azul generated R$216.9 million in recurring free cash flow.
▪	Compared to 1Q25, total debt decreased R$14.0 billion to R$20.6 billion due to the successful completion of our financial restructuring. As a result, Azul’s leverage ratio measured as net debt to EBITDA and using available liquidity reached 2.4x, down 3.1 turns year-over-year, positioning Azul for continued deleveraging process. When using immediate liquidity, the Company’s leverage would be 2.3x.
▪	Azul made significant improvement in the overall travel experience, which translated into a Net Promoter Score (NPS) increase of more than 12 points in 1Q26 compared to 1Q25.
▪	Azul ended 1Q26 with approximately 92.7% of its domestic capacity coming from next-generation aircraft, considerably higher than any competitor in the region. We reduced our E1 fleet by 31.0% year-over-year while increasing our E2 fleet by 40.6%.

1

First Quarter Results 2026

Management Comments

I would like to begin by thanking our more than 14,000 crewmembers for their hard work, dedication, and commitment to excellence. Their focus on safety, service quality, and operational reliability is the foundation of Azul’s success, and the record performance we delivered this quarter is a direct result of their passion, resilience, and professionalism.

As we begin 2026, Azul delivered another strong set of results, reinforcing the resilience of our business model and the disciplined execution of our strategic plan. Demand remained healthy throughout the quarter, supporting operating revenue of R$5.5 billion, a record for a first quarter and 1.4% higher year-over-year. This performance reflects the strength of our network, the continued expansion of ancillary revenues, and the outstanding results of our beyond-the-metal business units.

These combined efforts resulted in our best first-quarter ever. EBITDA increased 22.6% year-over-year to R$1.7 billion, with a 31.1% margin, and operating income reached R$1.0 billion. These results were delivered alongside a 2.7% reduction in capacity, demonstrating the strength of our disciplined capacity management and our targeted focus on the most profitable segments of our network. This strategic approach enabled us to expand margins and enhance recurring free cash flow generation.

On the cost side, we delivered another quarter of efficiency gains. CASK decreased 5.7% year-over-year and was primarily driven by the structural cost initiatives implemented during our restructuring process. Throughout the restructuring, we executed a comprehensive renegotiation of contracts with suppliers, optimized operating expenses, and implemented efficiency measures across the organization. These actions materially reduced our recurring cost base and created a more efficient and competitive cost structure, which continues to support margin expansion and long-term profitability.

Our financial position strengthened meaningfully following the successful completion of our financial restructuring. During the quarter, Azul generated R$216.9 million in recurring free cash flow, after paying capex and rent, even in a seasonally weaker period. This reinforces that we are on the right path toward a consistent free cash flow generation. Cash plus advanceable receivables totaled R$3.8 billion. Including all receivables, immediate liquidity was R$4.7 billion, ahead of expectations, and 98.6% higher than in 1Q25.

Total debt reduced R$14.0 billion year-over-year to R$20.6 billion, bringing our leverage to 2.4x when considering available liquidity, a reduction of 3.1 turns versus last year. When using immediate liquidity, Azul’s leverage would be 2.3x. With the restructuring behind us, we are now sharply focused on accelerating our deleveraging path and strengthening cash-flow generation. Disciplined capacity management, improved working-capital dynamics, and record profitability support the next phase of Azul’s financial transformation and further reinforce our balance sheet.

As fuel prices continued to rise throughout the quarter, Azul was the first airline in the region to proactively adjust capacity to preserve profitability. This early and disciplined response allowed us to protect margins, optimize network performance, and ensure that our fleet and operations remained appropriately aligned with market conditions.

Azul is structurally well positioned to navigate a higher fuel-price environment. We operate the most modern and fuel-efficient fleet in Brazil, benefit from a uniquely diversified revenue model with sizable contributions from ancillary and beyond-the-metal businesses, and maintain unmatched network flexibility. These structural advantages help offset fuel volatility and support long-term margin stability, even in a scenario of elevated fuel prices.

I am also extremely pleased to welcome Antônio Garcia as our new Chief Financial Officer. Antônio joins Azul at an important moment as we enter a new chapter following the successful completion of our financial restructuring. His experience with one of our most important partners provides him with unique insight into our business and further strengthens our leadership team. He will play a key role in accelerating the next phase of the new Azul.

Finally, we remain deeply focused on delivering the best travel experience in Brazil. Our customer-centric initiatives translated into a Net Promoter Score improvement of more than 12 points in March 2026 compared with the prior year, demonstrating our continued commitment to service excellence.

Looking ahead, Azul is stronger than ever. With a more resilient balance sheet, disciplined cost and capacity management, a modern and efficient fleet, and a uniquely diversified business model, we believe we are better positioned than at any point in our history to navigate challenges, manage volatility, and continue creating sustainable long-term value for our customers, crewmembers, and shareholders.

John Rodgerson, CEO of Azul S.A.

2

First Quarter Results 2026

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	1Q26	1Q25	% Δ
Operating Revenue
Passenger revenue	5,048.8	5,017.4	0.6%
Cargo revenue and other	422.6	377.0	12.1%
Total operating revenue	5,471.4	5,394.4	1.4%
Operating Expenses
Aircraft fuel	(1,341.0)	(1,572.0)	-14.7%
Salaries and benefits	(707.2)	(707.9)	-0.1%
Depreciation and amortization	(654.4)	(815.2)	-19.7%
Other rent & ACMI	(137.4)	(126.1)	9.0%
Airport fees	(301.9)	(317.8)	-5.0%
Traffic and customer servicing	(227.8)	(233.8)	-2.6%
Sales and marketing	(254.6)	(245.8)	3.6%
Maintenance and repairs	(224.7)	(202.5)	11.0%
Share-based incentive	(0.2)	(12.8)	-98.1%
Other	(577.1)	(589.9)	-2.2%
Total Operating Expenses	(4,426.4)	(4,823.8)	-8.2%
Operating Result	1,045.0	570.6	83.1%
Operating margin	19.1%	10.6%	+8.5 p.p.
EBITDA	1,699.4	1,385.8	22.6%
EBITDA margin	31.1%	25.7%	+5.4 p.p.
Financial Result	378.5	212.5	78.1%
Financial income	30.0	31.6	-5.0%
Financial expenses²	(1,117.5)	(2,393.5)	-53.3%
Derivative financial instruments, net²	-	7.4	n.a.
Foreign currency exchange, net	1,466.0	2,567.1	-42.9%
Result Before Income Taxes	1,423.5	783.1	81.8%
Income tax and social contribution	(1.9)	(0.0)	12413.1%
Net Result²	1,421.6	783.1	81.5%
Net margin	26.0%	14.5%	+11.5 p.p.
Adjusted Net Result² ³	(44.4)	(1,816.6)	-97.6%
Adjusted net margin² ³	-0.8%	-33.7%	+32.9 p.p.

¹ Operating results were adjusted for non-recurring items totaling R$912.8 million in 1Q26. For more information see page 7.

² Excludes conversion rights related to convertible debentures, restructuring items and deferred tax assets recognized in 1Q26.

³ Adjusted for unrealized derivative results and foreign currency.

3

First Quarter Results 2026

Operating Data¹	1Q26	1Q25	% Δ
ASK (million)	12,453	12,802	-2.7%
Domestic	9,841	9,936	-1.0%
International	2,612	2,866	-8.9%
RPK (million)	10,432	10,434	0.0%
Domestic	8,186	8,065	1.5%
International	2,246	2,369	-5.2%
Load factor (%)	83.8%	81.5%	+2.3 p.p.
Domestic	83.2%	81.2%	+2.0 p.p.
International	86.0%	82.7%	+3.3 p.p.
Average fare (R$)	652.0	633.8	2.9%
Passengers (thousands)	7,743	7,916	-2.2%
Block hours	135,528	147,394	-8.1%
Aircraft utilization (hours per day)²	11.6	12.1	-4.1%
Departures	71,906	79,796	-9.9%
Average stage length (km)	1,299	1,283	1.2%
End of period operating passenger aircraft	185	184	0.5%
Fuel consumption (thousands of liters)	342,588	358,817	-4.5%
Fuel consumption per ASK	27.5	28.0	-1.8%
ASK per FTE (thousand)	844.2	834.7	1.1%
Full-time-equivalent employees	14,751	15,338	-3.8%
End of period FTE per aircraft	80	83	-4.3%
Yield (R$ cents)	48.40	48.09	0.6%
RASK (R$ cents)	43.94	42.14	4.3%
PRASK (R$ cents)	40.54	39.19	3.5%
CASK (R$ cents)	35.55	37.68	-5.7%
CASK ex-fuel (R$ cents)	24.78	25.40	-2.5%
Fuel cost per liter (R$)	3.91	4.38	-10.7%
Break-even load factor (%)	67.8%	72.9%	-5.1 p.p.
Average exchange rate (R$ per US$)	5.26	5.84	-10.0%
End of period exchange rate	5.22	5.74	-9.1%
Inflation (IPCA/LTM)	4.14%	5.48%	-1.3 p.p.
WTI (average per barrel, US$)	77.87	71.26	9.3%
Heating oil (US$ per gallon)	2.32	2.36	-1.8%

¹ Operating results were adjusted for non-recurring items totaling R$912.8 million in 1Q26. For more information see page 7.

² Excludes Cessna aircraft and freighters.

Operating Revenue

In 1Q26, Azul’s total operating revenues increased R$76.9 million, to a first-quarter record of R$5.5 billion, up 1.4% year-over-year. This performance was driven by a healthy demand environment, robust ancillary revenues, and the notable contribution of our business units.

Cargo revenue and other totaled R$422.6 million, 12.1% higher than 1Q25, mainly due to better performance in our domestic cargo operation. In 1Q26, domestic cargo revenues increased significantly, with 9.3% year-over-year growth, driven by stronger freighter operations and supported by healthy margins in addition to the improvement in our charter business.

Our RASK and PRASK were at a record levels for a first quarter at R$43.94 cents and R$40.54 cents respectively, due to the sustainable competitive advantages of our unique business model. In 1Q26, our beyond-the-metal business units accounted for 23% of RASK.

4

First Quarter Results 2026

R$ cents¹	1Q26	1Q25	% Δ
Operating revenue per ASK
Passenger revenue	40.54	39.19	3.5%
Cargo revenue and other	3.39	2.95	15.2%
Operating revenue (RASK)	43.94	42.14	4.3%
Operating expenses per ASK
Aircraft fuel	(10.77)	(12.28)	-12.3%
Salaries and benefits	(5.68)	(5.53)	2.7%
Depreciation and amortization	(5.26)	(6.37)	-17.5%
Other rent & ACMI	(1.10)	(0.99)	12.0%
Airport fees	(2.42)	(2.48)	-2.4%
Traffic and customer servicing	(1.83)	(1.83)	0.2%
Sales and marketing	(2.04)	(1.92)	6.5%
Maintenance and repairs	(1.80)	(1.58)	14.1%
Share-based incentive	(0.00)	(0.10)	-98.0%
Other operating expenses	(4.63)	(4.61)	0.6%
Total operating expenses (CASK)	(35.55)	(37.68)	-5.7%
Operating income per ASK (RASK-CASK)	8.39	4.46	88.3%

¹ Operating results were adjusted for non-recurring items totaling R$ 912.8 million in 1Q26. For more information see page 7.

Operating Expenses

In 1Q26, operating expenses totaled R$4.4 billion, a reduction of 8.2% compared with 1Q25. Costs per ASK (CASK) decreased 5.7% to R$35.55 cents, primarily driven by the structural cost initiatives implemented during our restructuring process in addition to, 10.0% appreciation of the Brazilian real against the US dollar, a 10.7% decline in fuel prices.

The breakdown of our main operating expenses compared to 1Q25 is as follows:

▪	Aircraft fuel decreased 14.7% to R$1,341.0 million, mainly driven by the 10.7% reduction in fuel price per liter (excluding hedges), a 2.7% reduction in total capacity, and a 1.8% improvement in fuel burn per ASK from the higher utilization of our next-generation fleet.
▪	Salaries and benefits reduced 0.1% compared to 1Q25, mainly due to higher productivity, which reflected in a 4.3% decrease in FTEs per aircraft, partially offset by a 5% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil.
▪	Depreciation and amortization reduced 19.7% or R$160.8 million, primarily due to an 18.7% reduction in right-of-use assets following the lease modifications negotiated during the restructuring, partially offset by the larger E2 fleet compared to 1Q25 as part of our ongoing fleet transformation
▪	Other rent & ACMI increased R$11.3 million compared to 1Q25, mainly due to our ACMI partnership which was implemented to offset the temporary reduction in our international capacity.
▪	Airport fees reduced 5.0% or R$16.0 million driven by the shift to a lower capacity growth strategy, with the 9.9% reduction in departures in 1Q26.
▪	Traffic and customer servicing reduced 2.6% or R$6.0 million, primarily due to the 2.2% reduction on passengers.
▪	Sales and marketing increased 3.6% or R$8.8 million, mostly driven by the 12.1% increase in cargo revenue and other, leading to an increase in commissions.

5

First Quarter Results 2026

▪	Maintenance and repairs increased 11.0% compared to 1Q25, mainly due to the higher maintenance events in the period, partially offset by the 10.0% appreciation of the Brazilian real against the US dollar.
▪	Other reduced R$12.8 million, mainly due to reduction in legal claims related to irregular operations, due to an improved operating performance in 2026, partially offset by a 4.1% annual inflation.

Non-Operating Results

Net financial results (R$ million)¹	1Q26	1Q25	% Δ
Net financial expenses	(1,087.5)	(2,361.9)	-54.0%
Derivative financial instruments, net	-	7.4	n.a.
Foreign currency exchange, net	1,466.0	2,567.1	-42.9%
Net financial results	378.5	212.5	78.1%

¹ Excludes the conversion right related to the convertible debentures and other restructuring items.

Net financial expenses were R$1,087.5 million in the quarter, mainly due to a R$321.9 million in interest on loans and financing accrued in 1Q26, R$458.5 million in accrued interest related to leases recognized as determined by IFRS16 rules and R$96.2 million related to accrual interest on credit card receivable advanced.

Derivative financial instruments, net were almost zero in 1Q26. As of March 31, 2026, Azul had hedged 0.6% of its expected fuel consumption for the next twelve months by using forward contracts, options, and pre-determined pricing agreements with our fuel suppliers.

Foreign currency exchange, net registered a net gain of R$1,466.0 million in 1Q26 due to the 5.1% end of period appreciation of the Brazilian real against the US dollar versus 4Q25, resulting in a reduction in lease liabilities and loans denominated in foreign currency.

6

First Quarter Results 2026

Non-Recurring Items Reconciliation

The operating results presented in this release include items that we deem non-recurring and that should not be considered when making comparisons to prior or future periods.

In 1Q26, our operating results were adjusted for non-recurring items totaling R$912.8 million mainly related to:

▪	Salaries and benefits: R$3.6 million due to payroll expenses related to the restructuring process.
▪	Other rent and ACMI: R$27.6 million in spare engine costs due to OEM contract suspension as part of our restructuring process.
▪	Airport fees: R$0.1 million due to parking fees for rejected aircraft.
▪	Traffic and customer servicing: R$4.6 million primarily driven by handling supplier replacement during the restructuring process.
▪	Maintenance and repairs: R$36.6 million related to OEM contract write-off during the restructuring.
▪	Share-based incentive: R$60.6 million due to non-cash share-based incentive plan related to the restructuring process.
▪	Other: R$1,045.9 million in net gains primarily associated with the R$1,348.7 million gain on the write-off of suppliers based on the best expectations and information available related to the agreement with the Unsecured Creditors' Committee, a R$55.7 million gain related to lease modifications due to rejected aircraft and new lease terms, which were partially offset by a R$358.4 million restructuring advisor fees and other costs related to the restructuring process.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

1Q26 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating Revenue
Passenger revenue	5,048.8	-	5,048.8
Cargo revenue and other	422.6	-	422.6
Total operating revenue	5,471.4	-	5,471.4
Operating Expenses
Aircraft fuel	1,341.0	-	1,341.0
Salaries and benefits	710.8	(3.6)	707.2
Depreciation and amortization	654.4	-	654.4
Other rent & ACMI	165.0	(27.6)	137.4
Airport fees	302.0	(0.1)	301.9
Traffic and customer servicing	232.4	(4.6)	227.8
Sales and marketing	254.6	-	254.6
Maintenance and repairs	261.3	(36.6)	224.7
Share based incentive	60.9	(60.6)	0.2
Other	(468.8)	1,045.9	577.1
Total Operating Expenses	3,513.6	912.8	4,426.4
Operating Result	1,957.8	(912.8)	1,045.0
Operating margin	35.8%	-16.7 p.p.	19.1%
EBITDA	2,612.2	(912.8)	1,699.4
EBITDA margin	47.7%	-16.7 p.p.	31.1%

7

First Quarter Results 2026

EBITDA and Cash Flow Managerial View Reconciliation

The reconciliation below provides a bridge between our IFRS-reported figures and the Company’s Managerial View, which Azul believes provides improved investor visibility into the economics of the business.

1Q26	IFRS	Reclassifications			Non-Recurring		Managerial View
1Q26 EBITDA and cash reconciliations (R$ million)¹		Advances	Leases	Capex	EBITDA	Non-EBITDA
EBITDA	2,612.2	-	-	-	(912.8)	-	1,699.4
Non-Cash EBITDA items²	(1,286.1)	-	-	-	1,318.8	-	32.7
Non-EBITDA Cash items³	(154.9)	-	-	-	-	-	(154.9)
Change in working capital	(1,103.9)	362.4	49.6	266.1	(37.6)	149.4	(314.0)
Capex	(42.6)	-	-	(252.9)	-	115.1	(180.4)
Recurring FCF (ex. Rent)	24.6	362.4	49.6	13.2	368.4	264.5	1,082.7
Rent	(781.3)	-	(88.4)	-	-	3.9	(865.9)
Recurring FCF	(756.7)	362.4	(38.8)	13.2	368.4	268.3	216.9
Interest Paid, Net	(196.0)	96.2	38.8	3.4	-	-	(57.5)
Recurring Levered FCF	(952.7)	458.7	-	16.6	368.4	268.3	159.3
Non-recurring items	-	-	-	-	(368.4)	(268.3)	(636.8)
Advances in Credit Card Receivables	-	(458.7)	-	-	-	-	(458.7)
Levered FCF	(952.7)	-	-	16.6	-	-	(936.1)
Growth capex	-	-	-	(47.0)	-	-	(47.0)
Debt repayment	(7,668.3)	-	-	30.4	-	-	(7,637.9)
Capital raises	9,813.1	-	-	-	-	-	9,813.1
FX impact on Cash	(95.7)	-	-	-	-	-	(95.7)
Change in Cash	1,096.4	-	-	-	-	-	1,096.4
Cash at Beginning of the Period	991.6	-	-	-	-	-	991.6
Ending Cash Balance	2,088.0	-	-	-	-	-	2,088.0
Credit card receivable	1,727.6	-	-	-	-	-	1,727.6
Other accounts receivable	842.6	-	-	-	-	-	842.6
Immediate Liquidity	4,658.3	-	-	-	-	-	4,658.3

¹ Managerial View reclassifications set forth above represent presentation-only changes within income statement and cash flow statement line items and do not affect Azul’s financial statements prepared in accordance with IFRS. The Managerial View is presented with the objective of facilitating the understanding of the underlying operations in relation to the reclassifications presented above. Azul’s IFRS consolidated financial statements remain the sole basis for statutory reporting. The Managerial View line items are derived exclusively from Azul’s IFRS consolidated financial statements and are constructed through a defined set of operational reclassifications.

² Non-cash EBITDA items include: R$2,697.5 million non-cash write-off of lease liability and associated provisions related to lease rejections and other negotiations, partially offset by R$1,267.5 million related to the agreement with the Unsecured Creditors' Committee, R$83.0 million related to other provisions and R$60.6 million in share-based incentive.

³ Non-EBITDA cash items include other costs of financial transactions, partially offset by foreign exchange gains realized in the quarter.

Reclassifications

▪	Advances: managerial view separates out advances in credit card receivables from normal-course changes in accounts receivable for improved investor visibility.
▪	Leases: managerial view incorporates the interest component of both operating and finance lease payments as well as the principal component of finance lease payments, in addition to any security deposits paid in the quarter.
▪	Capex: managerial view moves capex items recognized in financing activities (financed capex) and in working capital (such as maintenance reserves and pre-payments to suppliers) into the capex line.

8

First Quarter Results 2026

Non-recurring items impacting EBITDA in the period totaled R$912.8 million. Of this amount, R$1,318.8 million gain was non-cash EBITDA related items and were related to gains recognized in the period as a result of the comprehensive restructuring, while R$368.4 million was paid in the period and is related to advisors’ fees in connection with our Chapter 11 proceedings, and R$37.6 million was adjusted against working capital. Please see page 7 for detailed information on each non-recurring item adjusting EBITDA in the period.

Non-recurring items that do not impact EBITDA in the period totaled R$268.3 million:

▪	Change in Working Capital in Managerial View was adjusted by R$149.4 million in 1Q26, mainly due to the following adjustments:
o	Deferred Airport & Landing Fees: Azul paid R$14.9 million in 1Q26 related to out-of-period amounts that were negotiated to be rolled over and paid in this quarter.
o	Tax Transaction: Azul paid R$1.5 million in the quarter related to a government tax settlement.
o	Others: Azul paid R$132.9 million in the quarter for other suppliers from previous periods that were negotiated to be paid this quarter.
▪	Capex: Azul paid R$115.1 million of deferred capitalized maintenance in 1Q26 for services that were completed in prior periods and were negotiated to be postponed.
▪	Leases: Azul made R$3.9 million in deferred rent payments during 1Q26, related to prior forbearance agreements with lessors, finalized once both parties completed the restructuring of the Company’s lease terms.

Liquidity and Financing

Azul ended the first quarter with Immediate Liquidity of R$4.7 billion, representing 21.2% of our LTM revenues. In February, Azul raised US$750 million of its Equity Rights Offering and US$1,375 million in its Exit Financing, and paid down the DIP financing.

Accounts receivable rose 52.1%, or R$880.1 million, compared to March 31, 2025, driven mainly by a deliberate strategic decision to not advance the totality of available credit card receivables. In Brazil, these receivables are predominantly tied to tickets already flown, eliminating cardholder credit risk and allowing for immediate access to funds without holdbacks. This structure provides Azul with significant liquidity flexibility, as receivables can be advanced at minimal cost when needed.

As of March 31, 2026, the Company had credit card receivables of R$1,727.6 (R$704.1 million at March 31, 2025).

Liquidity (R$ million)	1Q26	4Q25	% Δ	1Q25	% Δ
Cash and cash equivalents	2,088.0	991.6	110.6%	460.7	353.2%
Short-term investments	-	26.3	n.a.	194.4	n.a.
Accounts receivable	2,570.2	2,722.7	-5.6%	1,690.2	52.1%
Immediate liquidity	4,658.3	3,740.7	24.5%	2,345.2	98.6%
Cash as % of LTM revenue	21.2%	17.1%	+4.1 p.p.	11.6%	+9.6 p.p.
TAP Bond	-	-	n.a.	946.1	n.a.
Long-term investments and receivables	-	-	n.a.	22.7	n.a.
Security deposits and maintenance reserves	2,759.7	2,879.7	-4.2%	3,350.4	-17.6%
Total Liquidity	7,417.9	6,620.4	12.0%	6,664.4	11.3%

9

First Quarter Results 2026

Azul’s debt amortization schedule as of March 31, 2026 is presented below. The chart converts our dollar denominated debt to reais using the quarter-end foreign exchange rate of R$5.22. No significant debt repayments expected prior to 2031.

Loans and financial debt amortization as of March 31, 2026¹
(R$ million converted at R$5.22 per dollar)

¹ Excludes approximately R$610 million in pre delivery payment obligations due in 3Q26, which will be extinguished once the aircraft are acquired by the lessor.

Compared to 4Q25, gross debt reduced 42.3% or R$15,128.2 million to R$20,642.5 million, mostly due to the roughly R$13.3 billion reduction on loans and financing as a result of the successful implementation of the restructuring plan, in and the 5.1% end of period appreciation of the Brazilian real against the US dollar, which decreased our dollar-denominated lease liabilities and loans.

Lease, loans and financing (R$ million)¹	1Q26	4Q25	% Δ
Lease liabilities	10,587.9	11,824.6	-10.5%
Lease notes	-	178.9	n.a.
Finance lease liabilities	341.2	707.6	-51.8%
Other aircraft loans and financing	796.4	877.9	-9.3%
Loans and financing	8,917.0	22,181.7	-59.8%
% of non-aircraft debt in local currency	12%	6%	+6.0 p.p.
% of total debt in local currency	5%	2%	+2.8 p.p.
Gross debt	20,642.5	35,770.7	-42.3%

¹ Considers the effect of hedges on debt. Excludes convertible debentures, and OEM notes.

The table below presents additional information related to our loans and financing payments in 1Q26:

Loans and financing payments (R$ million)	1Q26	4Q25	% Δ	1Q25	% Δ
Loans and financing repayments	7,588.2	113.1	6606.6%	1,924.2	294.4%
Interest on loans and financing	56.6	47.7	18.6%	360.0	-84.3%
Total loans and financing payments	7,644.8	160.9	4652.3%	2,284.2	234.7%

The table below presents additional information related to our interest payments in 1Q26 according to IFRS:

10

First Quarter Results 2026

Interest payments (R$ million)	1Q26	4Q25	% Δ	1Q25	% Δ
Interest on loans and financing	56.6	47.7	18.6%	360.0	-84.3%
Interest on leases	38.8	70.1	-44.6%	155.1	-75.0%
Interest on leases - notes and equity	-	-	n.a.	8.8	n.a.
Interest on convertible instruments	-	2.7	n.a.	133.1	n.a.
Interest on factoring credit card receivables	96.2	49.5	94.4%	109.1	-11.8%
Other interest	4.3	45.5	-90.5%	0.7	562.6%
Total interest payments	196.0	215.6	-9.1%	766.8	-74.4%

Managerial View reclassifies interest expenses associated with advancing credit card receivables, operating leases and aircraft financing, as well as interest on engine facilities to “Advances in Credit Card Receivables”. “Rent” and “Capex”, respectively. Managerial interest totaled R$57.5 million in the quarter, as demonstrated below:

Interest payments (R$ million)	IFRS	Reclassifications			Managerial View
		Advances	Leases	Capex
Interest on loans and financing	56.6	-		(3.4)	53.2
Interest on leases	38.8	-	(38.8)	-	-
Interest on factoring credit card receivables	96.2	(96.2)	-	-	-
Other interest	4.3	-	-	-	4.3
Total interest payments	196.0	(96.2)	38.8	3.4	57.5

As of March 31, 2026, Azul’s average debt maturity excluding lease liabilities was 4.4 years, with an average interest rate on debt in U.S. dollars of 9.7%. Average interest rate debt in on local currency was 18.1% or CDI +3% while the average interest rate on dollar-denominated obligations was 9.8%.

Azul’s leverage ratio measured as net debt to LTM EBITDA and using available liquidity was 2.4x. Down 3.1 turns year-over-year, positioning Azul for continued deleveraging process. When using immediate liquidity, the Company’s leverage would be 2.3x.

Key financial ratios (R$ million)	1Q26	4Q25	% Δ	1Q25	% Δ
Cash¹	2,088.0	1,017.9	105.1%	655.1	218.8%
Credit card receivables	1,727.6	1,976.0	-12.6%	704.0	145.4%
Other receivables	842.6	746.7	12.8%	986.1	-14.6%
Gross debt²	20,642.5	35,770.7	-42.3%	34,664.1	-40.5%
Net debt w/ credit card receivables	16,826.8	32,776.7	-48.7%	33,305.0	-49.5%
Net debt / EBITDA (LTM) w/ credit card receivables[3]	2.4x	4.9x	-2.5x	5.5x	-3.1x
Net debt w/ other receivables	15,984.2	32,030.0	-50.1%	32,318.9	-50.5%
Net debt / EBITDA (LTM) w/ other receivables[4]	2.3x	4.8x	-2.5x	5.3x	-3.1x

¹ Includes cash, cash equivalents and short-term investments.

² Excludes convertible debentures and OEM notes.

3 Net debt / EBITDA (LTM) using available liquidity.

4 Net debt / EBITDA (LTM) using immediate liquidity.

11

First Quarter Results 2026

Fleet

As of March 31, 2026, Azul had a passenger operating fleet of 185 aircraft with an average aircraft age of 7.2 years excluding Cessna aircraft. Azul ended 1Q26 with approximately 92.7% of its domestic capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Operating Fleet	1Q26	4Q25	% Δ	1Q25	% Δ
Airbus widebody	11	12	-8.3%	13	-15.4%
Airbus narrowbody	57	57	-	57	-
Embraer E2	45	44	2.3%	32	40.6%
Embraer E1	20	20	-	29	-31.0%
ATR	30	31	-3.2%	29	3.4%
Cessna	22	23	-4.3%	24	-8.3%
Total passenger operating fleet	185	187	-1.1%	184	0.5%

The table below presents additional information related to our Managerial View of rent payments in 1Q26:

Rent (R$ million)	IFRS	Reclassifications	Non-Recurring	Managerial View
		Leases	Out of Period
Rent	781.3	-	(3.9)	777.4
Interest on leases	-	38.8	-	38.8
Security deposits	-	49.6	-	49.6
Total rent payments	781.3	88.5	(3.9)	865.9

Reclassifications: Under IFRS 16, only principal payments for operating leases are classified as “Leases” under cash flow from financing activities. Managerial View incorporates the interest component of operating and financing leases of R$38.8 million, as well as security deposits of R$49.6 million captured under change in working capital under IFRS.

Non-Recurring: Managerial View removes the impact of out-of-period cash rent payments made which totaled R$3.9 million in the quarter.

Capex

Capital expenditures as presented in our cash flows from investing activities excluding short-term investment and sale and leaseback totaled R$138.6 million in 1Q26, mostly due to the capitalization of engine overhauls and the acquisition of spare parts in the quarter. This does not include prepayments and maintenance reserves.

Capex (R$ million)	1Q26	1Q25	% Δ
Aircraft and maintenance and checks	84.9	112.9	-24.8%
Intangible assets	42.8	16.0	167.4%
Pre-delivery payments	-	-	n.a.
Other	10.9	15.4	-28.9%
Capex	138.6	144.3	-3.9%
Sale and leaseback	(69.3)	(2.4)	2804.1%
Net capex	69.3	141.9	-51.2%

12

First Quarter Results 2026

1Q26 Managerial capex totaled R$180.4 million, driven by the reclassification of R$239.4 million related to prepayments and maintenance reserves that according to IFRS were recognized as change in working capital, and the engine financed amounts which impacted debt repayment and interest in the amount of R$33.8 million. Managerial capex was reduced by R$47.0 million related to redelivery and pre-delivery payments reflected as growth capex and R$115.1 million related to payments made in the quarter related to prior period, as demonstrated below:

Capex (R$ million)	IFRS	Reclassifications	Non-Recurring	Managerial View
		Capex	Out of Period
Capex	69.3	-	(115.1)	(45.8)
Pre-payments	-	165.0	-	165.0
Interest on loans and financing	-	3.4	-	3.4
Debt repayment	-	30.4	-	30.4
Maintenance reserve	-	74.4	-	74.4
Short-term investments	(26.7)	26.7
Growth capex transfer	-	(47.0)	-	(47.0)
Total capex payments	42.6	252.9	(115.1)	180.4
Total growth capex	-	47.0	-	47.0

Reclassifications: Certain items Azul views as capex are recognized in working capital, interest and financing activities under IFRS. Managerial View demonstrates these items as capex. In 1Q26, these items included:

•	R$165.0 million prepaid maintenance payments reclassified from change in other assets and change in accounts payable to capex.
•	R$3.4 million related to interest on engine maintenance financing reclassified from interest paid to capex.
•	R$30.4 million related to engine maintenance financing line repayments reclassified from debt repayments to capex.
•	R$74.4 million maintenance reserves payments reclassified from change in other assets and change in accounts payable to capex.
•	R$26.7 million related to short-term investments reclassified from capex to change in working capital.
•	R$47.0 million related to pre-delivery payments and redelivery payments reclassified from capex to growth capex.

Non-Recurring: In 1Q26, Azul paid R$115.1 million in previously deferred capex which was reclassified under Managerial View.

13

First Quarter Results 2026

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	1Q26	4Q25	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,034	1,059	-2.3%
Total fuel consumed (GJ x 1000)	12,882	13,194	-2.4%
Fleet
Average age of operating fleet¹ (years)	7.2	7.2	0.2%
Social
Labor Relations
Employee gender: male (%)	58.2%	59.0%	-0.8 p.p.
Employee gender: female (%)	41.8%	41.0%	+0.8 p.p.
Employee monthly turnover (%)	1.4%	0.9%	+0.5 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	7,261	7,152	1.5%
Governance
Management
Independent directors (%)	89%	89%	-
Percent of Board members that are women (%)	22%	22%	-
Board of Directors' average age (years)	55	54	2.2%
Director meeting attendance (%)	100%	100%	-
Board size (#)	7	9	-22.2%
Participation of women in leadership positions (%)	38%	39%	-1 p.p.

¹ Excludes Cessna aircraft.

Conference Call:

Thursday, May 7, 2026

10:00 a.m. (EDT) | 11:00 a.m. (Brasília time)

USA: +1 360 209 5623 or +1 386 347 5053

Brazil: +55 11 4632 2236 or +55 11 4632 2237

Code: 824 1923 7984

Webcast: 1Q26 Earnings Call

About Azul

Azul S.A. (B3: AZUL3; OTC: AZLUY), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to 135 destinations. With an operating fleet of approximately 180 aircraft and more than 14,000 crew members, the Company operates a network of 250 nonstop routes. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards.For more information visit ri.voeazul.com.br/en/.

Contact

Investor Relations	Media Relations
Tel: +55 11 4831 2880	Tel: +55 11 4831 1245
invest@voeazul.com.br	imprensa@voeazul.com.br

14

First Quarter Results 2026

Balance Sheet – IFRS

(R$ million)	March 31, 2026	December 31, 2025	March 31, 2025
Assets	31,166.5	23,637.9	25,548.7
Current assets	7,228.0	6,303.5	5,960.9
Cash and cash equivalents	2,088.0	991.6	460.7
Short-term investments	-	26.3	1,140.4
Accounts receivable	2,570.2	2,722.7	1,690.2
Inventories	975.0	972.5	972.6
Security deposits and maintenance reserves	387.2	502.1	352.0
Taxes recoverable	209.8	208.4	231.9
Prepaid expenses	439.8	371.6	229.7
Other current assets	557.9	508.3	883.5
Non-current assets	23,938.5	17,334.4	19,587.8
Long-term investments	-	-	22.7
Security deposits and maintenance reserves	2,372.4	2,377.6	2,998.4
Other non-current assets	7,989.5	523.4	450.5
Right of use – leased aircraft and other assets	7,626.6	8,389.1	9,856.2
Right of use – maintenance of leased aircraft	1,658.6	1,735.9	1,566.1
Property and equipment	2,759.4	2,772.3	3,126.8
Intangible assets	1,532.0	1,536.0	1,567.0
Liabilities and equity	31,166.5	23,637.9	25,548.7
Current liabilities	14,479.4	29,473.2	17,021.5
Loans and financing	1,068.8	13,783.3	732.0
Convertible instruments	-	89.0	29.4
Leases	2,496.8	3,353.5	4,024.2
Lease notes	-	-	79.4
Accounts payable	2,919.7	3,915.6	3,654.5
Air traffic liability	5,675.4	6,240.7	6,369.5
Salaries and benefits	527.3	533.7	537.9
Insurance payable	15.9	15.6	17.4
Taxes payable	168.4	144.0	95.4
Derivative financial instruments	-	-	32.7
Provisions	474.1	374.1	452.5
Airport fees	917.8	899.6	694.5
Other	215.0	124.0	302.0
Non-current liabilities	20,461.5	23,202.8	36,978.3
Loans and financing	8,644.6	9,276.3	15,137.5
Convertible instruments	-	308.4	1,191.0
Leases	8,432.3	9,178.7	13,644.0
Lease notes	-	178.9	1,046.9
Accounts payable	161.5	948.5	1,501.1
Provision	1,340.2	1,400.5	2,660.5
Airport fees	688.3	711.0	779.7
Other non-current liabilities	1,194.7	1,200.4	1,017.5
Equity	(3,774.3)	(29,038.1)	(28,451.1)
Issued capital	21,685.8	7,060.8	5,396.6
Advance for future capital increase	1.1	-	1.8
Capital reserve	3,208.5	(1,408.7)	(686.2)
Treasury shares	(1.4)	(1.4)	(4.3)
Accumulated other comprehensive result	4.9	4.9	5.9
Accumulated losses	(28,673.2)	(34,693.6)	(33,164.9)

Cash Flow Statement – IFRS

15

First Quarter Results 2026

(R$ million)	1Q26	1Q25	% Δ
Cash flows from operating activities
Net profit (loss) for the period	6,020.4	1,653.6	264.1%
Total non-cash adjustments
Depreciation and amortization	654.4	815.2	-19.7%
Unrealized derivatives	-	(204.9)	n.a.
Exchange gain and (losses) in foreign currency	(1,451.7)	(2,764.2)	-47.5%
Financial income and expenses, net	5,847.7	2,555.2	128.9%
Provisions	153.6	21.1	629.6%
Result from modification of lease and provision	(81.2)	(1,231.1)	-93.4%
Other	(9,972.1)	50.6	n.a.
Changes in operating assets and liabilities
Trade and other receivables	257.4	(50.6)	n.a.
Security deposits and maintenance reserves	32.7	(29.7)	n.a.
Other assets	29.0	(147.1)	n.a.
Derivatives	-	(25.3)	n.a.
Accounts payable	(852.0)	(316.1)	169.5%
Salaries and benefits	12.2	29.5	-58.4%
Air traffic liability	(587.4)	140.0	n.a.
Provisions	(74.8)	(137.7)	-45.7%
Other liabilities	78.9	95.2	-17.2%
Interest paid	(196.0)	(766.8)	-74.4%
Interest on loans and financing	(56.6)	(360.0)	-84.3%
Interest on leases	(38.8)	(155.1)	-75.0%
Interest on leases - notes and equity	-	(8.8)	n.a.
Interest on convertible instruments	-	(133.1)	n.a.
Interest on factoring credit card receivables	(96.2)	(109.1)	-11.8%
Other interest	(4.3)	(0.7)	562.6%
Net cash generated (used) by operating activities	(128.7)	(313.2)	-58.9%

Cash flows from investing activities
Short-term investment	26.7	(103.5)	n.a.
Cash received on sale of property and equipment	-	7.3	n.a.
Sales and leaseback	69.3	2.4	2804.1%
Acquisition of intangible	(42.8)	(16.0)	167.4%
Acquisition of property and equipment	(95.9)	(128.3)	-25.3%
Net cash generated (used) in investing activities	(42.6)	(238.2)	-82.1%

Cash flows from financing activities
Loans and financing
Proceeds	7,057.4	3,093.8	128.1%
Repayment	(7,668.3)	(2,239.4)	242.4%
Lease repayment	(781.3)	(1,033.1)	-24.4%
Factoring	-	-	n.a.
Cost of issuing shares	-	-	n.a.
Capital increase	2,755.7	1.8	149422.1%
Net cash generated (used) in financing activities	1,363.5	(176.8)	n.a.

Exchange gain (loss) on cash and cash equivalents	(95.7)	(21.1)	353.0%

Net increase (decrease) in cash and cash equivalents	1,096.4	(749.3)	n.a.

Cash and cash equivalents at the beginning of the period	991.6	1,210.0	-18.0%

Cash and cash equivalents at the end of the period	2,088.0	460.7	353.2%

Glossary

16

First Quarter Results 2026

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

17

First Quarter Results 2026

This earnings release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this earnings release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this earnings release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

18

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 7, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Antônio Carlos Garcia
                                                                                                                Name: Antônio Carlos Garcia
                                                                                                                Title: Chief Financial Officer